UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)
Under the Securities Exchange Act of 1934
INTERCELL USA, INC.

(Name of Issuer)
Common Stock, par value $.01 per share

(Title of Class of Securities)
46202P103

(CUSIP Number)
Intercell AG
Campus Vienna Biocenter 6
1030 Vienna
Austria
43 1 20620 0

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 5, 2008

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No.	46202P103	SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Intercell AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Austria

	7	SOLE VOTING POWER

NUMBER OF		1,000 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100.0%

14	TYPE OF REPORTING PERSON

CO

Introductory Statement.
     This Amendment No. 2 on Schedule 13D (“Amendment No. 2”) amends the Schedule 13D previously filed by Intercell AG (“Intercell”) on May 21, 2008, as amended on August 1, 2008 (as amended, the “Schedule 13D”). Except as specifically set forth herein, the Schedule 13D remains unmodified.
Item 5. Interest in Shares of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows:
     (a)—(c) On August 5, 2008, the Merger described in Item 4 was completed. In connection with the Merger and pursuant to Section 2.2(b) of the Merger Agreement, at the effective time of the Merger, all outstanding Shares of Iomai owned by Intercell, Merger Sub, and all wholly-owned subsidiaries of Intercell were canceled. Pursuant to Section 2.2(a) of the Merger Agreeement, all other outstanding Iomai Shares were converted into the right to receive cash at the effective time. Pursuant to Section 2.1 of the Merger Agreement, each share of Merger Sub capital stock was converted at the effective time to one Share of the surviving corporation. The Shares disclosed to be beneficially owned by Intercell in this Amendment No. 2 reflect the Shares of Merger Sub that were converted into Shares in the surviving corporation. Intercell directly owns all 1,000 outstanding Shares in the surviving corporation.
          (d) — (e) Inapplicable.
     References to, and descriptions of, the Merger Agreement in this Item 5 are qualified in their entirety by reference to the full text of such agreements, which are filed as exhibits to Iomai’s Current Report on Form 8-K dated May 13, 2008 and which are incorporated by this reference in this Item 5.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERCELL AG
By:	/s/ Gerd Zettlmeissl
	Name:	Gerd Zettlmeissl
	Title:	Chief Executive Officer
Dated: August 5, 2008